A/c 8-31-2004

SP
8/31/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04013071

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the 2 7 2004
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __07/01/2003__ AND ENDING __06/30/2004__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PITFIELD
MACALLASTER ~~PITPIRLD~~ MACKAY INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET, 26th floor

(No. and Street)

NEW YORK	N Y	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES J. REYNOLDS   212/422-9250

                                                           (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGAN & BURNS CPA"S P C

(Name — *if individual, state last, first, middle name*)

120 BROADWAY SUITE – 940	NEW YORK	NY	10271
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, _____James J. Reynolds_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Macallaster Pitfiled Mackay Inc._____, as of _____June 30_____, _2004_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

DOMINICK A. LIELLO
Notary Public, State of New York
No. 41-4753269
Qualified in Queens County
Commission Expires July 31, 2005

Notary Public

Signature

Secretary/Treasurer

Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACALLASTER PITFIELD MACKAY INC.

Statement of Financial Condition
As of June 30, 2004

MacAllaster Pitfield Mackay Inc.
Index
June 30, 2004



120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

Independent Accountants' Report

July 30, 2004

To the Board of Directors and Stockholders of
MacAllaster Pitfield Mackay Inc.:

We have audited the accompanying statement of financial condition of MacAllaster Pitfield Mackay Inc. (the Company) as of June 30, 2004, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of MacAllaster Pitfield Mackay Inc. as of June 30, 2004, in conformity with accounting principles generally accepted in the United States.

Hagan & Burns, CPAs PC

1

MacAllaster Pitfield Mackay Inc.
Statement of Financial Condition
As of June 30, 2004

Assets

Cash	$ 31,880
Cash (segregated in compliance with federal regulations)	515,306
Deposits with clearing organizations	108,750
Receivable from brokers and dealers	2,586
Marketable securities owned, at fair value	9,082,875
Other assets	18,751
Total Assets	**$ 9,760,148**

Liabilities And Stockholders' Equity

Liabilities

Short-term bank loan, collateralized by securities owned by the Company	$ 2,385,713
Payable to customers	505,963
Payable to non-customers	566,951
Marketable securities sold, not yet purchased, at fair value	2,584
Current and deferred income taxes	359,622
Accounts payable and accrued expenses	35,509
Total Liabilities	**3,856,342**

Commitments And Contingent Liabilities

Stockholders' equity

Capital stock, $100 par value; 1,000 shares authorized 375 shares issued and outstanding	37,500
Additional paid-in capital	1,723,694
Retained earnings	4,142,612
Total Stockholders' Equity	**5,903,806**
Total Liabilities And Stockholders' Equity	**$ 9,760,148**

The accompanying notes are an integral part of these financial statements.



1.   Organization and Summary of Significant Accounting Policies

MacAllaster Pitfield Mackay Inc. (the "Company") is registered as a securities broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities and sources of revenue primarily include the trading of corporate equity securities and providing brokerage and related services to its customers.

The Company records securities transactions on a settlement-date basis. Recording such transactions on a trade-date basis would not result in a material difference. Marketable securities owned and marketable securities sold, but not yet purchased, are stated at fair value (see Note 2).

Depreciation of furniture and fixtures is provided by the straight-line method over the estimated useful lives of the related assets (generally less than three years).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2.   Fair Value of Financial Instruments

Marketable securities owned and marketable securities sold, but not yet purchased, are stated at quoted market values. Unrealized gains and losses are reflected currently in income.

Other financial instruments are recorded by the Company at cost or fair value. Financial instruments carried at cost with maturities that are short-term (one year or less) or are repriced frequently and have a history of infrequent credit losses, have a carrying value that approximates their estimated fair values. These instruments include receivables from and payables to brokers and dealers, deposits with clearing organizations, payables to customers and non-customers, short-term borrowings and accounts payable and accrued expenses.

3.   Receivable from Brokers and Dealers

Receivable from brokers and dealers represents unsettled trades with the clearing organization. The Company is subject to credit risk should the counterparty be unable to pay this receivable.

4.　Payable to Non-customers

The payable to non-customers represents amounts payable to stockholders and officers.

5.　Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital under the alternative method allowed by the Rule, whereby required net capital, as defined, shall not be less than the greater of 2% of aggregate debits arising from customer transactions, as defined in SEC Rule 15c3-3, or $250,000. At June 30, 2004 net capital was $4,001,624 which was $3,751,624 in excess of the required net capital.

6.　Income Taxes

Income taxes are computed pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end and the statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company's provision for income tax consisted of the following:

Current:	
Federal	$ 6,781
State and local	65,606
	72,387
Deferred:	
Federal	156,528
State and local	71,698
	228,226
Income tax expense	$ 300,613

The deferred tax liability is primarily attributable to unrealized gains on securities positions not included for income tax purposes in the year in which they arise.

MacAllaster Pitfield Mackay Inc.
Notes to Financial Statements (continued)
As of June 30, 2004

6. Income Taxes (cont'd)

The current and deferred tax liabilities created from the above differences are reported on the accompanying statement of financial position as follows:

Current tax liability	$ 51,427
Deferred tax liability	308,195
Total income tax liability	$ 359,622

The effective tax rate differs from the statutory rate primarily due to the effects of state and local taxes and dividends received deductions.

7. Pension Plan

The Company has a contributory defined pension plan covering all eligible employees of the Company. Benefits are based on an employee's years of credited service and the employees average base compensation during the highest three consecutive years of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Company also contributes such amounts as are necessary on an actuarial basis to provide the Plan with assets sufficient to meet the amount of its future benefit payments.

The following information was compiled from the September 1, 2003 actuarial valuation (the most recent benefit information date);

Fair value of assets available for plan benefits	$ 544,705
Vested accumulated plan benefits	$ 274,201

The actuarial assumptions used to determine net periodic pension cost and related pension obligations as of and for the year ended June 30, 2004 were

Discount rate	6%
Rate of return on assets	8%
Increase in salary	4%



8.   Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to certain financial instruments with off-balance-sheet risk in the normal course of its trading activities. These financial instruments include marketable securities sold, not yet purchased.

Marketable securities sold, not yet purchased represents obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of marketable securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

9.   Short-Term Bank Loan

The Company's bank loan is collateralized by marketable securities valued at approximately $5.3 million, which are owned by the Company. The loan is repayable on demand prior to maturity. Interest is calculated and charged on the last day of each month and on demand. This bank loan represents a portion of a $6 million credit facility, with the remaining balance available upon the Company's demand.

10.   Concentrations of Risk

At June 30, 2004, the Company had market exposure to one issue of common stock in the respective industries as follows:

Banking	19 %
Insurance	13 %
Chemicals	10 %
Energy	13 %

The Company limits the risk associated with these positions through daily monitoring procedures performed by the Company's directors.